Exhibit 99.1

ATIF Holdings Limited Regains Compliance with

NASDAQ Periodic Filing Requirement

Shenzhen, China, January 6, 2021 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting and multimedia services in Asia and North America, today announced that it received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with the Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports with the U.S. Securities and Exchange Commission (“SEC”).

On December 31, 2020, the Company filed its Annual Report on Form 20-F for the fiscal year ended July 31, 2020 with the SEC. Accordingly, the Company received a close-out letter from Nasdaq on January 5, 2021, which alerted the Company that it had regained compliance under Nasdaq Listing 5250(c)(1).

About ATIF Holdings Limited

Headquartered in Los Angeles, California, ATIF Holdings Limited ("ATIF") is a holding group with asset management, investment holding and multimedia sectors and provide business consulting services to small and medium-sized enterprises in Asia and North America, including going public consulting services, international business planning and consulting services, and financial media services. ATIF operates an internet-based financial consulting service platform IPOEX.com, which provides prestige membership services including online capital market information, pre-IPO education and matchmaking services between SMEs and financing institutions. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. Through its majority-owned subsidiary, Leaping Group Co., Ltd., ATIF also provides multimedia services and is engaged in three major businesses, including multi-channel advertising, event planning and execution, film and TV program production and movie theater operations. ATIF operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. ATIF is often hired to plan both online and offline advertising campaigns and to produce related advertising material. In addition, ATIF invests in films and TV programs and distributes them in movie theaters or through online platforms. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com